

1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

November 3, 2006


SEC MAIL PROCESSING
RECEIVED
NOV 06 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

Attn: International Filing & Reporting Companies

SUPPL

Dear Sirs,

Please find enclosed a copy of the 2006 Third Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.


06018249

Yours truly,

AUR RESOURCES INC.

Kathy Robinson

Kathy Robinson
Assistant Secretary

Encl.

\kr

EXEMPTION # 82-4624



REPORT TO SHAREHOLDERS – THIRD QUARTER 2006

AUR RESOURCES INC. REPORTS NET EARNINGS OF US$84.6 MILLION AND CASH FLOW FROM OPERATING ACTIVITIES OF US$142.9 MILLION IN THE THIRD QUARTER OF 2006

(All dollar amounts are expressed in United States currency unless otherwise stated.)

TORONTO, ONTARIO – (CCN Matthews – October 27, 2006) – Aur Resources Inc. (TSX: AUR; SSE: AUR) today announced net earnings for the third quarter of US$84.6 million.

"The strong financial performance experienced by Aur over the last two years is expected to continue for the foreseeable future as high metal prices will benefit our existing operations as well as the Duck Pond Mine which will begin production before year end and the Andacollo Hypogene Copper-Gold Deposit which is now under development", said Jim Gill, Aur's President and CEO. "We expect Aur's financial strength and operating expertise to result in continued profitable growth in the years ahead."

Third Quarter Highlights - 2006

- **Net Earnings** of $84.6 million, $0.87 (CDN$0.98) per share, in the third quarter, an increase of 173% compared to 2005.
- **Cash Flow from Operating Activities** of $142.9 million in the third quarter, an increase of 122% compared to 2005.
- **Cash and Working Capital** increased to $592.5 million and $487.4 million, respectively, as at September 30, 2006.
- **Cash per Share** of $6.07 (CDN$6.79) at September 30, 2006.
- **Dividends** of $13.1 million paid to Aur shareholders on July 1, 2006.
- **Production Decision** made for the Andacollo Hypogene Copper-Gold Deposit

2501 – 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com



Financial Results

Third Quarter

Mining revenues were $202.3 million in the third quarter of 2006, compared to $108.1 million for the same period in 2005. Net earnings were $84.6 million, equal to $0.87 per share for the quarter, a 173% increase over net earnings of $31.0 million or $0.33 per share for the same quarter last year. Cash flow from operating activities was $142.9 million, equal to $1.48 (CDN$1.65) per share, compared to $64.3 million or $0.68 per share in the third quarter of 2005. Aur's consolidated cash position at September 30, 2006 increased by $93.9 million to $592.5 million from June 30, 2006, and working capital increased by $62.8 million to $487.4 million.

Aur's realized copper price, including $0.06 per pound of cathode sales premiums and $0.11 per pound of quotational period pricing adjustments, averaged $3.65 per pound in the third quarter of 2006, compared to the LME average price for the quarter of $3.48 per pound.

Nine Months

Mining revenues were $556.9 million for the nine months ended September 30, 2006, approximately 77% higher than the $314.2 million for the same period in 2005. Net earnings were $225.3 million, equal to $2.33 per share for the nine months ended September 30, 2006, a 124% increase over net earnings of $100.8 million or $1.06 per share for the same period last year. Cash flow from operating activities was $370.6 million, equal to $3.83 (CDN$4.29) per share for the year to date, compared to $160.5 million or $1.69 per share in 2005. Aur's consolidated cash position at September 30, 2006 increased by $231.2 million to $592.5 million from December 31, 2005, and working capital increased by $145.6 million to $487.4 million.

Aur's realized copper price, including $0.06 per pound of cathode sales premiums and $0.35 per pound of quotational period pricing adjustments, averaged $3.41 per pound during the nine months ended September 30, 2006, compared to the LME average price of $3.00 per pound for the year to date.

The following table presents a summary of Aur's Consolidated Statements of Operations for the periods ended September 30, 2006 and 2005:

	Three months ended September 30 ($000's)			**Nine months ended September 30 ($000's)**		
	2006	2005	Change	**2006**	2005	Change
Mining revenues	**202,346**	108,097	94,249	**556,892**	314,246	242,646
Mining expenses	**(44,740)**	(41,025)	(3,715)	**(123,960)**	(124,380)	420
Depreciation & amortization	**(7,537)**	(8,172)	635	**(22,378)**	(24,846)	2,468
Mine closure & site restoration	**(1,008)**	(1,588)	580	**(1,707)**	(3,089)	1,382
ENAMI copper price participation	**(9,496)**	(2,074)	(7,422)	**(25,229)**	(3,062)	(22,167)
Non-controlling interests	**(30,146)**	(12,153)	(17,993)	**(83,098)**	(23,485)	(59,613)
Operating earnings	**109,419**	43,085	66,334	**300,520**	135,384	165,136
Business development	**(1,443)**	(1,713)	270	**(5,329)**	(4,354)	(975)
Administration	**(1,832)**	(1,050)	(782)	**(6,791)**	(4,833)	(1,958)
Interest on long-term debt	**(2,109)**	(2,109)	-	**(6,328)**	(6,328)	-
Stock-based compensation	**(681)**	(277)	(404)	**(1,612)**	(1,141)	(471)
Taxes	**(27,386)**	(9,110)	(18,276)	**(73,984)**	(25,070)	(48,914)
Interest and other	**8,604**	2,192	6,412	**18,755**	7,106	11,649
Net earnings	**84,572**	31,018	53,554	**225,231**	100,764	124,467
Basic earnings per share	**0.87**	0.33	0.54	**2.33**	1.06	1.27



Metal Production and Sales

Third Quarter

Copper production from the Andacollo and Quebrada Blanca Mines in the third quarter of 2006 was 55.6 million pounds of copper, compared to 57.6 million pounds of copper, in the third quarter of 2005, plus0.3 million pounds of copper, 0.8 million pounds of zinc, 11,000 ounces of silver and 300 ounces of gold representing Aur's share of production from the Louvicourt Mine which closed on July 12, 2005. Mining revenues were $202.3 million in the third quarter of 2006, a $94.2 million increase over the same period in 2005. The increase was primarily due to higher realized copper prices, which were $1.77 per pound higher.

Minesite cash operating costs were $44.7 million in the third quarter of 2006, compared to $41.0 million in 2005. Aur's cash operating cost per pound of copper sold was $0.81 for the quarter, $0.10 per pound higher than in the third quarter of 2005. The higher unit operating costs resulted primarily from increased energy, labour and acid costs and lower copper production.

Nine Months

Copper production from the Andacollo and Quebrada Blanca Mines for the nine months ended September 30, 2006 was 164.7 million pounds of copper, compared to 168.3 million pounds of copper, plus 11.4 million pounds of copper, 8.8 million pounds of zinc, 138,000 ounces of silver and 4,500 ounces of gold representing Aur's share of production from Louvicourt for the same period in 2005. There were 15.0 million fewer pounds of copper produced for the year to date, compared to 2005, of which 11.4 million pounds represented Aur's share of production from the Louvicourt Mine. Mining revenues were $556.9 million for the nine months ended September 30, 2006, a $242.6 million increase over the same period in 2005. The increase was primarily due to higher realized copper prices, which were $1.70 per pound higher.

Minesite cash operating costs were $124.0 million for the nine months ended September 30, 2006, compared to $124.4 million in 2005. Aur's cash operating cost per pound of copper sold was $0.76 for the nine months ended September 30, 2006, $0.11 per pound higher than in the same period of 2005. The higher unit operating costs resulted primarily from 15.6 million fewer pounds sold for the year to date together with higher energy, reagent and labour costs, compared to 2005.

Mine Operating Earnings [(1)]

The following table presents a summary of mine operating earnings for the periods ended September 30, 2006 and 2005.

	Three months ended September 30 ($000's)			Nine months ended September 30 ($000's)		
	2006	2005	Change	**2006**	2005	Change
Louvicourt	**-**	944	(944)	**-**	14,236	(14,236)
Andacollo	**23,666**	16,708	6,958	**74,517**	41,578	32,939
Quebrada Blanca	**133,940**	49,420	84,520	**358,415**	134,052	224,363
	157,606	67,072	90,534	**432,932**	189,866	243,066

(1) Mine operating earnings equals mining revenues less mining expenses.



Mine Operating Cash Flow

Cash flow from mine operating activities was $147.2 million in the third quarter of 2006, compared to $69.0 million for the same period last year. Mine operating cash flow increased approximately 113.3% in the third quarter of 2006 by comparison to 2005.

Andacollo Mine

Third Quarter

The Andacollo Mine produced 9.2 million pounds of LME registered cathode copper during the third quarter of 2006, compared to 13.2 million pounds in the third quarter of 2005 as slow leaching kinetics continued to negatively impact production. A total of 5.2 million tonnes of rock, of which 1.0 million tonnes was heap leach ore and 1.5 million tonnes was dump leach ore, was mined at a strip ratio of 1.3:1. A total of 4.6 million tonnes of rock, of which 1.0 million tonnes was heap leach ore, was mined at a strip ratio of 3.7:1 in the third quarter of 2005. Highly altered ore, initially encountered in the first half of the year, continued to negatively impact leaching rates in the third quarter and resulted in lower production than forecast. In-process copper inventories, however, rose by approximately 3,000 tonnes to 13,000 tonnes in the quarter as a consequence of the longer leach cycle times.

Andacollo's revenues of $30.3 million, generated from the sale of 8.2 million pounds of copper in the third quarter of 2006, were $5.5 million higher than the revenues of $24.8 million in the third quarter of 2005 as a result of higher copper prices. Cash operating costs were $6.6 million; $1.5 million lower than for the same period in 2005 principally due to the lower copper production. The cash operating costs in the third quarter of 2006 were $0.81 per pound of copper sold, $0.20 per pound higher than in 2005, principally due to the 5.0 million fewer pounds of copper sold and higher energy, reagent and labour costs in the third quarter of 2006, compared to the same period in 2005. Cash flow from operating activities was $23.5 million in the third quarter of 2006, compared to $17.2 million in 2005. Expenditures on property, plant and equipment were $6.3 million in the third quarter, of which $0.8 million was sustaining capital and $5.5 million was for special projects, including $0.7 million on the dump leach facility, $0.1 million on the heap leach pad expansion and $4.7 million on the Hypogene Deposit development, compared to $2.7 million in 2005.

Nine Months

Andacollo produced 29.6 million pounds of LME registered cathode copper during the nine months ended September 30, 2006, compared to 38.4 million pounds in 2005. A total of 13.5 million tonnes of rock, of which 2.8 million tonnes was heap leach ore and 2.5 million tonnes was dump leach ore, was mined at a strip ratio of 1.6:1. A total of 14.1 million tonnes of rock, of which 3.1 million tonnes was heap leach ore, was mined at a strip ratio of 3.5:1 in 2005.

Andacollo's revenues of $96.3 million, generated from the sale of 28.5 million pounds of copper for the nine months ended September 30, 2006, were $30.6 million higher than the revenues of $65.7 million in 2005 as a result of higher copper prices. Cash operating costs were $21.7 million, $2.4 million lower than for the same period in 2005. The cash operating costs in 2006 were $0.76 per pound of copper sold, $0.13 per pound higher than in 2005, for the same reasons as in the third quarter, compared to the same period in 2005. Cash flow from operating activities was $72.6 million for the nine months ended September 30, 2006, compared to $43.0 million in 2005. Expenditures on property, plant and equipment were $11.7 million, of which $1.5 million was sustaining capital and $10.2 million was for special projects, including $3.3 million on the dump leach facility, $0.9 million on the heap leach pad expansion and $5.9 million on the Hypogene Deposit feasibility study, compared to $3.7 million in 2005.



Quebrada Blanca Mine

Third Quarter

The Quebrada Blanca Mine had an excellent third quarter in which it produced 46.4 million pounds of LME registered cathode copper, compared to 44.4 million pounds in the third quarter of 2005. A total of 8.9 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 1.5 million tonnes was dump leach ore, was mined at a strip ratio of 1.7:1 in the third quarter of 2006, compared to 9.1 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 3.0 million tonnes was dump leach ore, at a strip ratio of 0.9:1 for the third quarter 2005.

Quebrada Blanca's revenues, generated from the sale of 47.2 million pounds of copper, were $172.0 million in the third quarter of 2006, compared to $81.5 million generated from the sale of 43.5 million pounds of copper in 2005. The $90.5 million increase in revenues was primarily due to a higher realized copper price. Cash operating costs of $38.1 million were $6.0 million higher than in the same period in 2005. Cash operating costs were $0.81 per pound of copper sold, $0.07 per pound higher than in the third quarter of 2005 due to higher energy, acid, labour and transportation costs. Cash flow from operating activities was $123.7 million in the third quarter of 2006 compared to $45.0 million in 2005. Expenditures on property, plant and equipment were $2.4 million in the third quarter, of which $1.9 million was sustaining capital, compared to $0.2 million in 2005.

Nine Months

The Quebrada Blanca Mine produced 135.1 million pounds of LME registered cathode copper for the nine months ended September 30, 2006, compared to 129.8 million pounds in 2005. A total of 26.2 million tonnes of rock, of which 5.6 million tonnes was heap leach ore and 6.1 million tonnes was dump leach ore, was mined at a strip ratio of 1.2:1 compared to 27.6 million tonnes of rock, of which 5.6 million tonnes was heap leach ore and 9.4 million tonnes was dump leach ore, at a strip ratio of 0.8:1 in 2005.

Quebrada Blanca's revenues, generated from the sale of 134.7 million pounds of copper, were $460.6 million for the nine months ended September 30, 2006, compared to $221.3 million generated from the sale of 129.1 million pounds of copper in 2005. The $239.3 million increase in revenues was due to a higher realized copper price and the higher sales volumes. Cash operating costs of $102.2 million were $15.0 million higher than in the same period in 2005. Cash operating costs were $0.76 per pound of copper sold, $0.08 per pound higher than in 2005 for the same reasons as in the third quarter. Cash flow from operating activities was $313.8 million in 2006 compared to $118.0 million in 2005. Expenditures on property, plant and equipment were $4.0 million, compared to $0.5 million in 2005.

Development Projects

Duck Pond – Newfoundland

The Duck Pond copper-zinc mine remains on schedule to achieve commercial production in early 2007. Underground development, including stope preparation, is in progress on three levels and to date approximately 10,000 tonnes of ore has been mined and stockpiled on surface for processing in the concentrator. Definition drilling continues to define the deposit for stope planning purposes and has totaled 20,000 metres to date. Construction of the tailings facility and other key site infrastructure is now complete with the concentrate storage building at the Turf Point ship loading facility expected to be completed in November. The concentrator construction is progressing well, however, completion of this work and commissioning is behind schedule and the processing of ore is now expected to begin in mid-November. This will result in production for 2006 being reduced to 5,500 tonnes and 4,100 tonnes of copper and zinc



concentrates containing 2.7 million pounds of copper and 4.9 million pounds of zinc in 2006 compared to the original forecast of 5.2 million pounds of copper and 10.6 million pounds of zinc. Capital development expenditures were $28.4 million in the third quarter and $53.6 million, to date.

Andacollo Hypogene Copper-Gold Deposit – Chile

Development of the Andacollo Hypogene Copper-Gold Deposit for production by late 2009 commenced in the third quarter following the formal production decision being announced on August 3, 2006. During the third quarter, basic engineering and design work, geotechnical studies related to the tailings pond and mine design, and environmental permitting progressed as planned. Additional water rights to ensure availability for the mining operation were secured, purchase orders for major equipment with long lead delivery time such as the primary crusher, SAG and ball mills were made and tenders for leasing for the mobile mining fleet were initiated. Organization of the project management team required to ensure the on-time budget development of the mine also continued during the third quarter. A total of $4.7 million was spent on the development of this project in the third quarter of 2006, with $5.9 million having been spent to date in 2006. Capital expenditures are expected to total $19.8 million in 2006 on development of the Hypogene Deposit.

Other Financial Information

Business Development

Aur's expenditures on its exploration projects and the identification and evaluation of potential acquisitions were $1.4 million and $5.3 million in the third quarter and for the year to date, respectively, compared to $1.7 million and $4.4 million, respectively, in 2005. Drilling resumed in the third quarter on the El Dorado gold-silver property in southern Argentina where quartz veins and hydrothermal breccias carrying isolated occurrences of gold-silver mineralization were encountered. Drilling will continue into the fourth quarter. Results from drilling on the Camacho base metal property in the State of Zacatecas, Mexico are expected before the end of 2006. Early in the fourth quarter, the Macuchi VMS property in Ecuador was optioned from Largo Resources Limited. Geological and related work will start immediately on this property from which 435,000 tonnes of ore grading 11.5 grams of gold per tonne and 4.7% copper was mined during the 1940's. The search for development stage deposits and/or producing mines which meet Aur's investment criteria continues in Africa, Eastern Europe and CIS countries, as well as in the Americas. A number of exploration and acquisition opportunities have also been identified and are under evaluation.

Administration

Administration expenses were, as expected $1.8 million and $6.8 million in the third quarter and for the year to date, respectively, compared to $1.1 million and $4.8 million in 2005.

Depreciation and amortization

Depreciation and amortization expenses were, as expected, $7.5 million and $22.4 million in the third quarter and for the year to date, respectively, compared to $8.2 million and $24.8 million in 2005, the reduction being primarily due to the increased supergene reserves at the Andacollo Mine and fewer pounds of cathode copper produced in 2006, compared to 2005.

Mine closure and site restoration

Non-cash mine closure and site restoration expenses for the Andacollo and Quebrada Blanca Mines were $1.0 million and $1.7 million in the third quarter and for the year to date, respectively,



compared to $1.6 million and $3.1 million in 2005. These expenses were lower in 2006, primarily as a result of no further costs being accrued for Louvicourt.

Interest on long-term debt

Interest expense on Aur's $125 million senior notes debt were $2.1 million and $6.3 million in the third quarter and for the year to date, respectively, for both 2006 and 2005 and will be $8.4 million for the year.

Stock-based compensation

Stock-based compensation expense was $0.7 million and $1.6 million in the third quarter and for the year to date, respectively, compared to $0.3 million and $1.1 million in 2005.

ENAMI copper price participation

A copper price participation expense related to the Quebrada Blanca Mine, payable to ENAMI, of $9.5 million and $25.2 million was accrued in the third quarter and for the year to date, respectively, compared to $2.1 million and $3.1 million in 2005.

Interest and other

The net amount of interest and other expenses and revenues was positive $8.6 million and $18.8 million in the third quarter and for the year to date, respectively, compared to a positive $2.2 million and $7.1 million, respectively, in 2005. Net revenues in the third quarter were primarily due to interest and other income of $8.9 million.

Provision for income and resource taxes

Provision for taxes was $27.4 million in the third quarter and $74.0 million for the year to date, respectively, compared to $9.1 million and $25.1 million in 2005. Current income taxes for the nine months ended September 30, 2006 totaled $67.5 million, of which $55.4 million related to Quebrada Blanca and $12.1 million related to Andacollo. Chilean specific mining taxes totaled $6.8 million, of which $6.5 million related to Quebrada Blanca and $0.3 million related to Andacollo. The higher tax expense in 2006 is a result of higher earnings.

Non-controlling interests

Non-controlling interests expense, related to the interests of Aur's partners in the Andacollo and Quebrada Blanca Mines, was $30.1 million and $83.1 million in the third quarter and in the year to date, respectively, of 2006, compared to $12.2 million and $23.5 million for the same periods in 2005.

Aur is entitled to receive 76.5% and 63% of Quebrada Blanca's and Andacollo's future cash distributions, respectively. As at September 30, 2006, the entitlement of the non-controlling interests to cash distributions was $42.0 million.

Working capital

Working capital increased $62.8 million during the third quarter to $487.4 million at September 30, 2006, primarily due to increased cash balances resulting from operating activities.



Property, plant and equipment

Investments in property, plant and equipment totaled $36.8 million during the third quarter of 2006, compared to $11.8 million for the same period in 2005. These investments included $28.4 million invested at Duck Pond, $6.3 million invested at Andacollo and $2.4 million invested at Quebrada Blanca. Investments in property, plant and equipment totaled $79.0 million for the nine months ended September 30, 2006, of which $10.0 million was for the 2005 copper price participation paid to Teck Cominco, $53.9 million was invested at Duck Pond, $11.7 million at Andacollo and $4.0 million at Quebrada Blanca.

2006 Outlook

Aur has used an LME copper price of $3.46 per pound for the remaining three months in developing this 2006 outlook.

In 2006, Aur expects its share of the 217 million pounds of copper production from the Andacollo and Quebrada Blanca Mines to total approximately 160 million pounds. Cash operating costs per pound of copper sold, are forecast to average $0.76 per pound in 2006. In addition, 2.7 million pounds of copper and 4.9 million pounds of zinc are expected to be produced by the Duck Pond Mine in 2006, the revenue from which will be credited to the capital development costs.

Revenue is forecast to be approximately $763 million. Mine operating costs are expected to be $169 million. Operating profit, after business development, administration and senior notes interest costs, is expected to be approximately $569 million. Net earnings, after all other expenses including depreciation and amortization, non-cash mine closure expenses, income tax provision and non-controlling interests totaling $261 million, are forecast at approximately $308 million, equal to $3.15 or CDN$3.58 per share.

Cash flow from operating activities is forecast to be approximately $512 million. Cash expenditures associated with financing activities are expected to total $120 million and are comprised of $25 million for dividends to Aur shareholders, $6 million copper price participation to ENAMI, $3 million for capital leases and $93 million for dividend payments to non-controlling interests of Quebrada Blanca, offset by proceeds of $7 million, from common share issuances related to the exercise of employee stock options. Cash expenditures on investing activities are expected to total $131 million in 2006, comprised primarily of $81 million at Duck Pond, $28 million at Andacollo of which $20 million is for the Hypogene Project, $12 million at the Quebrada Blanca Mine and $10 million to Teck Cominco for the 2005 copper price participation. Aur's consolidated cash balance at December 31, 2006 is, therefore, forecast to be $622 million, after the payment of $60.6 million of dividends to Quebrada Blanca non-controlling interests in December.

Aur's sensitivity to copper price is such that a $0.50 per pound increase or decrease in the price of copper from $3.46 per pound, in the remaining three months of 2006, would change the 2006 net earnings by $17 million and cash flow from operating activities by $29 million.

On behalf of the Board,

President & Chief Executive Office



This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2005 Annual Report and/or in Aur's Annual Information Form dated March 24, 2006 ("AIF") and filed with Canadian securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, timing and costs of the development of new deposits, operating costs, ongoing expenditures on property, plant and equipment, levels of and increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions and include parameters, assumptions and conclusions in any feasibility studies. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Additional information, including the quarterly and annual consolidated financial statements, Annual Information Form ("AIF"), Management Information Circular and other disclosure documents, may also be examined and/or obtained through the Internet by accessing Aur's website at www.aurresources.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.



PRODUCTION STATISTICS
Three months ended September 30

2006		Andacollo	Quebrada Blanca	Total
Ore (tonnes)				
Heap leach		966,168	1,797,616	n/a
Dump leach		1,456,211	1,538,700	n/a
Copper Grade (%TCu)				
Heap leach		0.71	1.27	n/a
Dump leach		0.38	0.57	n/a
Copper (000 pounds)				
Produced		9,215	46,421	55,636
Sold		8,223	47,197	55,420
Less: non-controlling interests		(3,043)	(11,090)	(14,133)
Net to Aur		5,180	36,107	41,287
Inventory		1,658	3,532	5,190
Cost per pound of copper sold		0.81	0.81	0.81
2005	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	51,066	1,017,220	1,856,358	n/a
Grade				
Copper (%)	1.03	0.86	1.21	n/a
Soluble copper (%)	n/a	0.74	1.08	n/a
Zinc (%)	2.79	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	1.41	-	-	n/a
Copper (000 pounds)				
Produced	321	13,211	44,372	57,904
Sold	321	13,222	43,532	57,075
Less: non-controlling interests	-	(4,893)	(10,231)	(15,124)
Net to Aur	321	8,329	33,301	41,951
Inventory	-	739	3,232	3,971
Other metals produced and sold				
Zinc (pounds)	825,000	-	-	825,000
Gold (ounces)	300	-	-	300
Silver (ounces)	11,000	-	-	11,000
Cost per pound of copper sold	0.91	0.61	0.74	0.71

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represent Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively, in 2005 and Aur's 63% and 76.5% beneficial interests in Andacollo and Quebrada Blanca in 2006.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2006		Andacollo	Quebrada Blanca	Total
Ore (tonnes)				
Heap leach		2,774,616	5,589,935	n/a
Dump leach		2,523,742	6,135,596	n/a
Copper Grade (%TCu)				
Heap leach		0.72	1.30	n/a
Dump leach		0.39	0.56	n/a
Copper (000 pounds)				
Produced		29,568	135,135	164,703
Sold		28,538	134,662	163,200
Less: non-controlling interests		(10,559)	(31,643)	(42,202)
Net to Aur		17,979	103,019	120,998
Inventory		1,658	3,532	5,190
Cost per pound of copper sold		0.76	0.76	0.76
2005	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	819,920	3,100,000	5,524,067	n/a
Grade				
Copper (%)	2.20	0.84	1.31	n/a
Soluble copper (%)	n/a	0.72	1.10	n/a
Zinc (%)	1.85	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.95	-	-	n/a
Copper (000 pounds)				
Produced	11,403	38,440	129,827	179,670
Sold	11,403	38,257	129,147	178,807
Less: non-controlling interests	-	(12,403)	(18,792)	(31,195)
Net to Aur	11,403	25,854	110,355	147,612
Inventory	-	739	3,232	3,971
Other metals produced and sold				
Zinc (pounds)	8,842,000	-	-	8,842,000
Gold (ounces)	4,500	-	-	4,500
Silver (ounces)	138,000	-	-	138,000
Cost per pound of copper sold	0.43	0.63	0.68	0.65

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represent Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively, in 2005 and Aur's 63% and 76.5% beneficial interests in Andacollo and Quebrada Blanca in 2006.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.


RESOURCES INC.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

September 30, 2006
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors



Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Mining revenues	**202,346**	108,097	**556,892**	314,246
Expenses				
Mining	**44,740**	41,025	**123,960**	124,380
Business development	**1,443**	1,713	**5,329**	4,354
Administration	**1,832**	1,050	**6,791**	4,833
Depreciation and amortization	**7,537**	8,172	**22,378**	24,846
Mine closure and site restoration	**1,008**	1,588	**1,707**	3,089
Interest on long-term debt	**2,109**	2,109	**6,328**	6,328
Stock-based compensation	**681**	277	**1,612**	1,141
ENAMI copper price participation	**9,496**	2,074	**25,229**	3,062
Interest and other (note 7)	**(8,604)**	(2,192)	**(18,755)**	(7,106)
	60,242	55,816	**174,579**	164,927
Earnings before taxes and non-controlling interests	**142,104**	52,281	**382,313**	149,319
Income and resource taxes	**(27,386)**	(9,110)	**(73,984)**	(25,070)
Earnings before non-controlling interests	**114,718**	43,171	**308,329**	124,249
Non-controlling interests	**(30,146)**	(12,153)	**(83,098)**	(23,485)
Net earnings for the period	**84,572**	31,018	**225,231**	100,764
Basic earnings per share (note 6(b))	**0.87**	0.33	**2.33**	1.06
Diluted earnings per share (note 6(b))	**0.86**	0.32	**2.30**	1.05

Consolidated Statements of Retained Earnings

(in thousands of United States dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Retained earnings – beginning of period	**382,296**	194,575	**254,782**	128,646
Net earnings for the period	**84,572**	31,018	**225,231**	100,764
Dividends on common shares	**-**	-	**(13,145)**	(3,817)
Retained earnings – end of period	**466,868**	225,593	**466,868**	225,593

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Operations for the three months ended September 30
(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Mining revenues	30,299	172,047	-	**202,346**
Expenses				
Mining	6,633	38,107	-	**44,740**
Business Development	-	-	1,443	**1,443**
Administration	-	-	1,832	**1,832**
Depreciation and amortization	639	6,794	104	**7,537**
Mine closure and site restoration	203	805	-	**1,008**
Interest on long-term debt	-	-	2,109	**2,109**
Stock-based compensation	-	-	681	**681**
ENAMI copper price participation	-	9,496	-	**9,496**
Interest and other	(967)	(1,479)	(6,158)	**(8,604)**
	6,508	53,723	11	**60,242**
Earnings (loss) before taxes	23,791	118,324	(11)	**142,104**
Income and resource taxes	(3,910)	(21,780)	(1,696)	**(27,386)**
Earnings (loss) before non-controlling interests	19,881	96,544	(1,707)	**114,718**
Non-controlling interests	(7,460)	(22,686)	-	**(30,146)**
Net earnings (loss)	12,421	73,858	(1,707)	**84,572**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	1,807	24,800	81,490	-	108,097
Expenses					
Mining	863	8,092	32,070	-	41,025
Business Development	-	-	-	1,713	1,713
Administration	-	-	-	1,050	1,050
Depreciation and amortization	-	2,245	5,838	89	8,172
Mine closure and site restoration	249	179	1,160	-	1,588
Interest on long-term debt	-	-	-	2,109	2,109
Stock-based compensation	-	-	-	277	277
ENAMI copper price participation	-	-	2,074	-	2,074
Interest and other	(613)	93	317	(1,989)	(2,192)
	499	10,609	41,459	3,249	55,816
Earnings (loss) before taxes	1,308	14,191	40,031	(3,249)	52,281
Income and resource taxes	3,092	(2,133)	(6,731)	(3,338)	(9,110)
Earnings (loss) before non-controlling interests	4,400	12,058	33,300	(6,587)	43,171
Non-controlling interests	-	(4,461)	(7,692)	-	(12,153)
Net earnings (loss)	4,400	7,597	25,608	(6,587)	31,018

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Operations for the nine months ended September 30
(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Mining revenues	96,264	460,628	-	**556,892**
Expenses				
Mining	21,747	102,213	-	**123,960**
Business Development	-	-	5,329	**5,329**
Administration	-	-	6,791	**6,791**
Depreciation and amortization	3,099	18,980	299	**22,378**
Mine closure and site restoration	614	1,093	-	**1,707**
Interest on long-term debt	-	-	6,328	**6,328**
Stock-based compensation	-	-	1,612	**1,612**
ENAMI copper price participation	-	25,229	-	**25,229**
Interest and other	(2,550)	(4,056)	(12,149)	**(18,755)**
	22,910	143,459	8,210	**174,579**
Earnings (loss) before taxes	73,354	317,169	(8,210)	**382,313**
Income and resource taxes	(12,516)	(59,769)	(1,699)	**(73,984)**
Earnings (loss) before non-controlling interests	60,838	257,400	(9,909)	**308,329**
Non-controlling interests	(22,614)	(60,484)	-	**(83,098)**
Net earnings (loss)	38,224	196,916	(9,909)	**225,231**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Mining revenues	27,263	65,687	221,296	-	314,246
Expenses					
Mining	13,027	24,109	87,244	-	124,380
Business Development	-	-	-	4,354	4,354
Administration	-	-	-	4,833	4,833
Depreciation and amortization	766	6,791	17,127	162	24,846
Mine closure and site restoration	497	430	2,162	-	3,089
Interest on long-term debt	-	-	-	6,328	6,328
Stock-based compensation	-	-	-	1,141	1,141
ENAMI copper price participation	-	-	3,062	-	3,062
Interest and other	(790)	441	(244)	(6,513)	(7,106)
	13,500	31,771	109,351	10,305	164,927
Earnings (loss) before taxes	13,763	33,916	111,945	(10,305)	149,319
Income and resource taxes	(1,918)	(3,873)	(19,286)	7	(25,070)
Earnings (loss) before non-controlling interests	11,845	30,043	92,659	(10,298)	124,249
Non-controlling interests	-	(9,857)	(13,628)	-	(23,485)
Net earnings (loss)	11,845	20,186	79,031	(10,298)	100,764

See accompanying notes to interim consolidated financial statements.



Consolidated Balance Sheets (in thousands of United States dollars)	As at September 30 2006	 December 31 2005
	(Unaudited)	
	$	$
Assets		
Current		
Cash	**592,510**	361,263
Receivables	**9,193**	11,751
Inventories and prepaid expenses (note 2)	**74,247**	62,934
	675,950	435,948
Property, plant and equipment	**349,865**	290,919
Future income and resource taxes	**1,693**	3,387
Long-term copper inventory and other (note 3)	**21,753**	23,127
	1,049,261	753,381
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**76,677**	55,224
Dividends payable	**-**	12,384
Copper price participations (note 4)	**35,229**	15,959
Payable to non-controlling interests	**41,985**	6,534
Current portion of obligation under capital lease	**2,654**	3,387
Current portion of mine closure and site restoration	**764**	718
Current portion of senior notes	**31,250**	-
	188,559	94,206
Senior notes (note 5)	**93,750**	125,000
Obligation under capital leases	**4,562**	6,060
Future income and resource taxes	**22,909**	24,897
Mine closure and site restoration	**27,746**	26,831
Non-controlling interests	**48,067**	33,108
	197,034	215,896
	385,593	310,102
Contingency (note 10)		
Shareholders' equity		
Share capital (note 6)	**190,663**	183,654
Contributed surplus – stock-based compensation	**4,008**	2,396
Cumulative translation adjustment	**2,129**	2,447
Retained earnings	**466,868**	254,782
	663,668	443,279
	1,049,261	753,381

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

September 30, 2006 (Unaudited)	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Assets				
Current				
Cash	105,669	198,775	288,066	**592,510**
Receivables	1,312	2,227	5,654	**9,193**
Inventories and prepaid expenses	13,606	56,236	4,405	**74,247**
	120,587	257,238	298,125	**675,950**
Property, plant and equipment	40,461	214,826	94,578	**349,865**
Future income and resource taxes	-	-	1,693	**1,693**
Long-term copper inventory and other	-	20,872	881	**21,753**
	161,048	492,936	395,277	**1,049,261**
Liabilities				
Current				
Accounts payable and accrued liabilities	18,252	53,231	5,194	**76,677**
Copper price participations	-	25,229	10,000	**35,229**
Payable to non-controlling interests	-	41,985	-	**41,985**
Current portion of obligation under capital leases	-	2,555	99	**2,654**
Current portion of mine closure and site restoration	-	-	764	**764**
Current portion of senior notes	-	-	31,250	**31,250**
	18,252	123,000	47,307	**188,559**
Senior notes	-	-	93,750	**93,750**
Obligation under capital leases	-	4,368	194	**4,562**
Future income and resource taxes	3,753	19,156	-	**22,909**
Mine closure and site restoration	5,408	19,204	3,134	**27,746**
Non-controlling interests	48,067	-	-	**48,067**
	75,480	165,728	144,385	**385,593**

December 31, 2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	1,489	45,224	37,805	276,745	361,263
Receivables	233	2,410	6,442	2,666	11,751
Inventories and prepaid expenses	70	9,798	50,630	2,436	62,934
	1,792	57,432	94,877	281,847	435,948
Property, plant and equipment	-	32,392	219,577	38,950	290,919
Future income and resource taxes	-	-	-	3,387	3,387
Long-term copper inventory and other	-	-	22,057	1,070	23,127
	1,792	89,824	336,511	325,254	753,381
Liabilities					
Current					
Accounts payable and accrued liabilities	566	7,579	38,740	8,339	55,224
Dividends payable	-	-	-	12,384	12,384
Copper price participations	-	-	5,959	10,000	15,959
Payable to non-controlling interests	-	-	6,534	-	6,534
Current portion of obligation under capital leases	-	-	3,387	-	3,387
Current portion of mine closure and site restoration	718	-	-	-	718
	1,284	7,579	54,620	30,723	94,206
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	-	6,060	-	6,060
Future income and resource taxes	-	3,670	21,227	-	24,897
Mine closure and site restoration	1,364	5,037	19,689	741	26,831
Non-controlling interests	-	25,453	7,655	-	33,108
	2,648	41,739	109,251	156,464	310,102

See accompanying notes to interim consolidated financial statements.



Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Operating activities				
Net earnings for the period	**84,572**	31,018	**225,231**	100,764
Non-cash items -				
Depreciation and amortization	**7,537**	8,172	**22,378**	24,846
Future income and resource taxes	**396**	1,546	**(294)**	5,071
Mine closure and site restoration	**751**	815	**795**	2,154
Gain on sale of marketable securities	**-**	-	**-**	(1,804)
Gain on disposal of property, plant and equipment	**(10)**	(377)	**(150)**	(522)
Interest on obligation on properties purchased	**4**	8	**13**	26
Stock-based compensation	**681**	277	**1,612**	1,141
Copper price participation	**9,496**	2,074	**25,229**	3,062
Non-controlling interests	**30,146**	12,153	**83,098**	23,485
	133,573	55,686	**357,912**	158,223
Net change in non-cash working capital items (note 8)	**9,346**	8,647	**12,699**	2,256
	142,919	64,333	**370,611**	160,479
Financing activities				
Dividends on common shares	**(13,073)**	(3,817)	**(25,457)**	(11,773)
Repayments of capital leases	**(1,766)**	(865)	**(3,392)**	(2,841)
Payments of non-controlling interests	**-**	-	**(32,687)**	(3,589)
Payment of copper price participation to ENAMI	**-**	-	**(5,916)**	-
Common shares issued	**1,209**	881	**7,009**	2,574
Foreign exchange and other	**1,373**	584	**90**	(171)
	(12,257)	(3,217)	**(60,353)**	(15,800)
Investing activities				
Payment of copper price participation	**-**	-	**(10,000)**	(10,000)
Property, plant and equipment	**(28,404)**	(8,421)	**(44,787)**	(9,868)
Mineral property development	**(8,685)**	(4,410)	**(24,766)**	(8,568)
Proceeds on sale of marketable securities	**-**	-	**-**	2,213
Proceeds on disposal of property, plant and equipment	**316**	1,062	**542**	1,225
	(36,773)	(11,769)	**(79,011)**	(24,998)
Increase in cash for the period	**93,889**	49,347	**231,247**	119,681
Cash – beginning of period	**498,621**	276,854	**361,263**	206,520
Cash – end of period	**592,510**	326,201	**592,510**	326,201

See accompanying notes to interim consolidated financial statements.



Consolidated Segmented Information on Cash Flow for the three months ended September 30
(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Operating activities				
Net earnings (loss)	12,421	73,858	(1,707)	**84,572**
Non-cash items	8,306	38,478	2,217	**49,001**
	20,727	112,336	510	**133,573**
Net change in non-cash working capital items	2,773	11,321	(4,748)	**9,346**
	23,500	123,657	(4,238)	**142,919**
Financing activities				
Dividends on common shares	-	-	(13,073)	**(13,073)**
Repayments of capital leases	-	(1,766)	-	**(1,766)**
Common shares issued	-	-	1,209	**1,209**
Foreign exchange and other	14	523	836	**1,373**
	14	(1,243)	(11,028)	**(12,257)**
Investing activities				
Property, plant and equipment	(6,291)	(2,391)	(19,722)	**(28,404)**
Mineral property development	-	-	(8,685)	**(8,685)**
Proceeds on disposal of property, plant and equipment	-	-	316	**316**
	(6,291)	(2,391)	(28,091)	**(36,773)**
Intersegment distributions to corporate	52	227	(279)	**-**
Increase (decrease) in cash for the period	17,275	120,250	(43,636)	**93,889**
Cash – beginning of period	88,394	78,525	331,702	**498,621**
Cash – end of period	105,669	198,775	288,066	**529,510**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	4,400	7,597	25,608	(6,587)	31,018
Non-cash items	(4,267)	9,019	16,177	3,739	24,668
	133	16,616	41,785	(2,848)	55,686
Net change in non-cash working capital items	6,667	549	3,264	(1,833)	8,647
	6,800	17,165	45,049	(4,681)	64,333
Financing activities					
Repayments of capital leases	-	-	-	(3,817)	(3,817)
Payments of non-controlling interests	-	-	(865)	-	(865)
Common shares issued	-	-	-	881	881
Foreign exchange and other	297	(54)	(216)	557	584
	297	(54)	(1,081)	(2,379)	(3,217)
Investing activities					
Property, plant and equipment	-	(2,680)	(178)	(5,563)	(8,421)
Mineral property development	-	-	-	(4,410)	(4,410)
Proceeds on disposal of property, plant and equipment	1,062	-	-	-	1,062
	1,062	(2,680)	(178)	(9,973)	(11,769)
Intersegment distributions to corporate	(8,144)	(90)	934	7,300	-
Increase (decrease) in cash for the period	15	14,341	44,724	(9,733)	49,347
Cash – beginning of period	1,004	12,920	70,155	192,775	276,854
Cash – end of period	1,019	27,261	114,879	183,042	326,201

See accompanying notes to interim consolidated financial statements.


RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the nine months ended September 30
(in thousands of United States dollars)
(Unaudited)

2006	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	**$**
Operating activities				
Net earnings (loss)	38,224	196,916	(9,909)	**225,231**
Non-cash items	26,407	103,781	2,493	**132,681**
	64,631	300,697	(7,416)	**357,912**
Net change in non-cash working capital items	7,964	13,101	(8,366)	**12,699**
	72,595	313,798	(15,782)	**370,611**
Financing activities				
Dividends on common shares	-	-	(25,457)	**(25,457)**
Repayments of capital leases	-	(3,392)	-	**(3,392)**
Payments of non-controlling interests	-	(32,687)	-	**(32,687)**
Payment of copper price participation to ENAMI	-	(5,916)	-	**(5,916)**
Common shares issued	-	-	7,009	**7,009**
Foreign exchange and other	(141)	80	151	**90**
	(141)	(41,915)	(18,297)	**(60,353)**
Investing activities				
Payment of copper price participation	-	-	(10,000)	**(10,000)**
Property, plant and equipment	(11,694)	(3,994)	(29,099)	**(44,787)**
Mineral property development	-	-	(24,766)	**(24,766)**
Proceeds on disposal of property, plant and equipment	3	-	539	**542**
	(11,691)	(3,994)	(63,326)	**(79,011)**
Intersegment distributions to corporate	(318)	(106,919)	107,237	**-**
Increase in cash for the period	60,445	160,970	9,832	**231,247**
Cash – beginning of period	45,224	37,805	278,234	**361,263**
Cash – end of period	105,669	198,775	288,066	**592,510**

2005	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	11,845	20,186	79,031	(10,298)	100,764
Non-cash items	(195)	20,951	37,179	(476)	57,459
	11,650	41,137	116,210	(10,774)	158,223
Net change in non-cash working capital items	4,768	1,865	1,747	(6,124)	2,256
	16,418	43,002	117,957	(16,898)	160,479
Financing activities					
Dividends on common shares	-	-	-	(11,773)	(11,773)
Repayments of capital leases	-	(180)	(2,661)	-	(2,841)
Payments of non-controlling interests	-	(3,589)	-	-	(3,589)
Common shares issued	-	-	-	2,574	2,574
Foreign exchange and other	266	(140)	(558)	261	(171)
	266	(3,909)	(3,219)	(8,938)	(15,800)
Investing activities					
Payment of copper price participation	-	-	-	(10,000)	(10,000)
Property, plant and equipment	-	(3,743)	(455)	(5,670)	(9,868)
Mineral property development	-	-	-	(8,568)	(8,568)
Proceeds on sale of marketable securities	-	-	-	2,213	2,213
Proceeds on disposal of property, plant and equipment	1,225	-	-	-	1,225
	1,225	(3,743)	(455)	(22,025)	(24,998)
Intersegment distributions to corporate	(17,351)	(9,070)	(10,392)	36,813	-
Increase (decrease) in cash for the period	558	26,280	103,891	(11,048)	119,681
Cash – beginning of period	461	981	10,988	194,090	206,520
Cash – end of period	1,019	27,261	114,879	183,042	326,201

See accompanying notes to interim consolidated financial statements.



AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2006 and 2005
(Tabular information in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2005. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2005.

2. Inventories and prepaid expenses

	September 30 2006	December 31 2005
	$	$
Cathode copper	4,456	2,867
In-process inventories	51,016	43,808
Mine supplies	12,518	12,172
Prepaid expenses	6,257	4,087
	74,247	62,934

3. Long-term copper inventory and other

	September 30 2006	December 31 2005
	$	$
Long-term in-process copper inventory	18,747	18,747
Deferred financing cost	881	1,070
Advances to Quebrada Blanca minesite employees	2,125	3,310
	21,753	23,127

4. Copper price participations

Teck Cominco Limited ("Teck Cominco") is entitled to a copper price participation of $10 million for 2006 and $2.5 million quarterly beginning in 2007 to a maximum of $40 million on or before December 31, 2012 if the United States inflation adjusted copper prices exceeds a threshold amount, which was $1.26 per pound at December 31, 2005. Aur paid Teck Cominco $10 million on January 7, 2005 for 2004 and a further $10 million on January 6. 2006 for 2005 and has accrued $10 million for 2006 with a corresponding increase in property plant equipment assets at Quebrada Blanca as the copper price exceeded the threshold amount in 2004 and 2005 and is expected to do so in 2006. Aur's property, plant and equipment assets at Quebrada Blanca are increased by these accruals with amortization commencing once payment to Teck Cominco is made. A maximum of $20 million of future payments for 2006-2012 which depends upon future copper prices remains to be paid to Teck Cominco.



ENAMI is entitled to receive a per pound price participation in copper sales from the Quebrada Blanca Mine equal to 10% of the amount by which the average realized sales price per pound of copper, less transportation and certain related costs, sold by the Mine in any calendar year exceeds a specified inflation adjusted indexed price for such year. The inflation adjusted maximum entitlement to ENAMI for this price participation was estimated at $48.2 million at December 31, 2005, of which $5.9 million was paid on May 8, 2006 as the average realized copper price for 2005 exceeded the inflation adjusted copper price for the year. An additional $25.2 million liability to ENAMI has been accrued at September 30, 2006 as the average realized copper price for 2006 is expected to exceed the inflation adjusted copper price for the year.

5. Senior notes

On March 10, 2003, Aur issued US$125 million of senior unsecured notes (the "Notes") to a number of U.S. insurance companies. The Notes bear interest at 6.75% per annum, require semi-annual interest payments and are repayable at any time in whole or in part, subject to certain specified prepayment premiums based on prevailing interest rates at the time of prepayment.

The scheduled principal repayments are as follows:

	September 30 2006	December 31 2005
	$	$
Current portion		
March 2007	**31,250**	-
Long term portion		
March 2007	-	31,250
March 2008	**31,250**	31,250
March 2009	**31,250**	31,250
March 2010	**31,250**	31,250
	93,750	125,000
	125,000	125,000

6. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	Three months ended September 30, 2006		Three months ended September 30, 2005	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**97,362**	**189,455**	95,251	179,962
Share purchase options exercised	**215**	**1,208**	280	881
Balance – end of period	**97,577**	**190,663**	95,531	180,843



RESOURCES INC.

(b) **Earnings per common share**

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings available to shareholders	**84,572**	31,018	**225,231**	100,764
Denominator (# 000's)				
Weighted average number of shares	**96,845**	95,136	**96,845**	95,136
Basic earnings per share	**0.87**	0.33	**2.33**	1.06
(ii) Diluted				
Numerator				
Income available to shareholders	**84,572**	31,018	**225,231**	100,764
Denominator (# 000's)				
Weighted average number of shares	**96,845**	95,136	**96,845**	95,136
Potential incremental issuance from stock-based compensation	**83**	249	**83**	249
Potential issuance of shares from purchase options	**902**	705	**902**	705
	97,830	96,090	**97,830**	96,090
Diluted earnings per share	**0.86**	0.32	**2.30**	1.05

(c) **Stock-based compensation plans**

At September 30, 2006, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange, trading in Canadian dollars, and the Santiago Stock Exchange, trading in United States dollars. The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at September 30, 2006:

Aur RESOURCES INC.

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
3.30 to 5.90	184	23	4.11	102	4.46
6.11 to 8.05	961	41	6.77	481	6.56
10.40 to 11.21	461	50	11.17	168	11.19
12.63 to 18.41	445	53	15.67	172	16.03
	2,051			923	

The number of stock options outstanding at September 30, 2006 represents 2.1% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options for the periods ended September 30, 2006:

	Three months ended		Nine months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	2,091	8.38	2,876	6.94
Granted	175	18.38	445	15.67
Exercised	(215)	6.28	(1,270)	5.95
Balance – end of period	2,051	9.45	2,051	9.45

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0.6% (2005 – 0.9%), expected volatility of 42% (2005 – 42%), risk-free interest rate of 4.7% (2005 – 3.6%) and expected life of 24 months (2005 – 24 months).

7. Interest and other

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Interest on obligation under capital leases	**89**	125	**300**	410
Interest and other income	**(8,901)**	(2,552)	**(18,372)**	(6,108)
Interest and financing costs	**4**	16	**13**	549
Foreign exchange	**(77)**	564	**(979)**	134
Gain on sale of marketable securities	**-**	-	**-**	(1,804)
Gain on disposal of property, plant and equipment	**(10)**	(377)	**(150)**	(522)
Miscellaneous	**291**	30	**433**	235
	(8,604)	(2,192)	**(18,755)**	(7,106)

8. Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Net change in non-cash working capital:				
Receivables	**(2,443)**	4,639	**2,558**	577
Inventories	**(5,158)**	(3,880)	**(11,312)**	(7,206)
Accounts payable and accrued liabilities	**16,947**	7,888	**21,453**	8,885
	9,346	8,647	**12,699**	2,256
Other information:				
Interest paid	**4,219**	4,219	**8,438**	8,438
Income, resource and capital taxes paid	**16,071**	362	**53,774**	11,487

9. Financial instruments

Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.

Derivatives

In January 2006, Aur entered into monthly forward sales contracts to hedge a portion of the scheduled zinc production from its wholly owned Duck Pond copper-zinc-silver-gold deposit currently under development and thereby protected itself from the risk that falling zinc prices would reduce revenue from zinc sales from its Duck Pond Mine.

Effective January 1, 2006, Aur adopted the Canadian Institute of Chartered Accountants Accounting Guideline 13, "Hedging Relationships", relating to the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting.

Aur formally documents the relationship between the derivative and hedged item. Aur also notes the risk management objective and strategy for using the derivative. This process includes linking all derivatives to specific commitments for forecasted transactions.



Aur will recognize revenue on zinc forward sales contracts when the designated production is delivered to meet the contracted commitment. The average zinc price over the term of each monthly forward contract is used to calculate the revenue from the sale.

Aur's hedging commitments arising from this transaction, which are spread evenly, on a monthly basis, over the period July 2007 through December 2011 and cover approximately 75% of scheduled zinc production during the period, are:

	Zinc Forward Sales		
Year	**Hedge Tonnage**	**Average Price $/tonne**	**Average Price $/lb**
2007 (July-December)	12,700	1,857	0.84
2008	25,900	1,723	0.78
2009	25,900	1,584	0.72
2010	25,900	1,479	0.67
2011	25,900	1,393	0.63
	116,300	1,579	0.72

At September 30, 2006, the estimated fair value of Aur's zinc forward sales, based on a forward spot price of $1.02 per pound, was a loss of $77.7 million.

10. Contingency

In 2003, the Chilean Internal Revenue Service (the "IRS") issued to CMQB a notice of reassessment in respect of the deduction of certain components of guarantee fees owed to Aur and claimed as expenses by CMQB. CMQB contested such reassessment and, in August 2005, the Iquique Tax Court rendered a judgement confirming certain elements of the IRS reassessment. As a consequence of the foregoing, the IRS assessed CMQB with taxes of $1.9 million, including interest, penalties and inflation adjustment to such date. CMQB appealed such judgement to the Court of Appeals of Iquique and, in October, 2006, the Court of Appeals annulled such judgement. As a result, CMQB's contestation of the original IRS reassessment will be turned to the Iquique Tax Court for rehearing. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings with respect to the guarantee fees are correct and that the payment of the guarantee fees should not attract withholding taxes. Should the IRS ultimately be successful in its reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of the amount of the reassessment, plus interest, penalties and inflation adjustment to the date of final judgement. At this time, the outcome of the appeal and ultimate resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements.